

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-mail
Eduardo Escaffi
Chief Financial Officer
Enersis S.A.
Santa Rosa 76
Santiago, Chile

      Re: **Enersis S.A.**
                Form 20-F for the Fiscal Year Ended December 31, 2011
                Filed April 5, 2012
                File No. 001-12440

Dear Mr. Escaffi:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1. In future filings, please revise to ensure the financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing. Also, numerical data included in narrative sections should be consistently ordered. See SAB Topic 11.E.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements, page F-23

3. Accounting Principles Applied, page F-33
a) Property, plant, and equipment, page F-33

2. Please clarify for us how you are accounting for the concessions related to CIEN as well as the nature and amounts recorded. We note the infrastructure is still controlled by the Government but the infrastructure has not been derecognized. See IFRIC 12 BC21.

13. Intangible Assets Other Than Goodwill, page F-66

3. Please tell us the nature of the other increases (decreases) for your concessions and computer software reflected in your reconciliation of the carrying amounts of intangible assets on page F-67 and expand your disclosure accordingly in future filings. See IAS 38, paragraph 118.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: J. Allen Miller, Esq.